FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month October, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      [X]                Form 40-F      [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes      [    ]                No      [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Intimation to the Bombay Stock Exchange and the National Stock Exchange of India regarding shareholding pattern of VSNL as on 30 September 2006 and Quarterly Compliance Report on Corporate Governance for the quarter ended 30 September 2006.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name :	Rajiv Dhar
October 5, 2006	Title :	Chief Financial Officer

Exhibit 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12176

5 October 2006

Sub:	Sending Shareholding Pattern and Quarterly Compliance Report for the period ending 30 September 2006

In accordance with the Clause 35 and Clause 49 of the Listing Agreement please find attached herewith the following:

a)	Shareholding Pattern of VSNL as on 30 September 2006 (Attach “A”).

b)	Quarterly Compliance Report on Corporate Governance for the quarter ended 30 September 2006 (Attach “B”).

Thanking you,

Yours faithfully,
For Videsh Sanchar Nigam Limited

Rishabh Nath Aditya
Deputy Company Secretary

To:

1)	Security Code 23624, The Bombay Stock Exchange Limited. Fax No.(22) 22722061, 22721072.

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, GM (F) for SEC information requirements, Fax 1186

Attach “A”

(I)(a) Statement showing Shareholding Pattern

Name of the Company: VIDESH SANCHAR NIGAM LIMITED
Scrip Code: BSE-500483; NSE-VSNL; NYSE-VSL	Quarter ended: 30 SEPTEMBER 2006

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]
(1)	Indian
(a)	Individuals/ Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government/ State Government(s)	1	74446885	74446885	27.80	26.12
(c)	Bodies Corporate	5	142825191	142825191	53.33	50.11
(d)	Financial Institutions/ Banks	0	0	0	0.00	0.00
(e)	Any Other (specify)	0	0	0	0.00	0.00

Sub-Total (A)(1)		6	217272076	217272076	81.13	76.24

(2)	Foreign
(a)	Individuals (Non-Resident Individuals/ Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00
Sub-Total (A)(2)		0	0	0	0.00	0.00

Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)		6	217272076	217272076	81.13	76.24

(B)	Public shareholding[3]
(1)	Institutions
(a)	Mutual Funds/ UTI	36	2759661	2759361	1.03	0.97
(b)	Financial Institutions/ Banks	36	5729562	5729562	2.14	2.01
(c)	Central Government/ State Government(s)	0	0	0	0.00	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	6	19835987	19835987	7.41	6.96
(f)	Foreign Institutional Investors	50	9361888	9361888	3.50	3.28
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00

Sub-Total (B)(1)		122	37687098	37686798	14.07	13.22

(2)	Non-institutions
(a)	Bodies Corporate	1439	4390084	4389213	1.64	1.54
(b)	Individuals -
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh.	60299	7309710	7039839	2.73	2.56
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	21	1005574	1005574	0.38	0.35
(c)	Any Other
	Trusts	10	16200	16200	0.01	0.01
	NRIs	526	129618	128426
	OCBs	4	9286	9286
Sub-Total (B)(2)		62299	12860472	12588538	4.80	4.46
Total Public Shareholding (B)= (B)(1)+(B)(2)		62421	50547570	50275336	18.87	17.74
TOTAL (A)+(B)		62427	267819646	267547412	100.00	93.97
(C)	Shares held by Custodians and against which Depository Receipts have been issued	2	17180354	17180354		6.03

GRAND TOTAL (A)+(B)+(C)		62429	285000000	284727766		100.00

(I)(b)	Statement showing Shareholding of persons belonging to the category “Promoter and Promoter Group”

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Tata Group
a	PANATONE FINVEST LIMITED	115988857	40.70
b	TATA SONS LIMITED	24260497	8.51
c	THE TATA POWER COMPANY LIMITED	2575837	0.90
d	Tata Iron & Steel Company Limited	0	0
e	Tata Industries Limited	0	0.00
2	GOVERNMENT OF INDIA	74446885	26.12

TOTAL		217272076	76.24

(I)(c)	Statement showing Shareholding of persons belonging to the category “Public” and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	13297454	4.67

TOTAL		13297454	4.67

(I)(d)	Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}

1	NIL	NIL	NIL

TOTAL		NIL	NIL

(II)(a)	Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}

1	ADR	8590177	17180354	6.03

TOTAL		8590177	17180354	6.03

(II)(b)	Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}

TOTAL

Attach “B”

Name of the Company: VIDESH SANCHAR NIGAMLIMITED

Quarter ending on: 30 September 2006

Particulars	Clause of Listing agreement	Compliance Status Yes/No	Remarks
I Board of Directors	49 I

(A) Composition of Board	49(IA)	YES

(B) Non executive Directors’ compensation & disclosures	49 (IB)	YES

(C) Other provisions as to Board and Committees	49 (IC)	YES

D) Code of Conduct	(49 (ID)	YES

II. Audit Committee	49 (II)

(A)Qualified & Independent Audit Committee	49 (IIA)	YES

(B)Meeting of Audit Committee		YES

(C)Powers of Audit Committee 49 (IIC)	49 (IIB)	YES

(D)Role of Audit Committee	49 II(D)	YES

(E)Review of Information by Audit Committee	49 (IIE)	YES

III. Subsidiary Companies	49 (III)	YES

IV. Disclosures	49 (IV)	YES

(A)Basis of related party transactions	49 (IV A)	YES

(B)Board Disclosures	49 (IV B)	YES	The process for laying down procedures to inform the Board members about the risk assessment and minimization is underway.

(C)Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	Not Applicable

(D)Remuneration of Directors	49 (IV D)	YES

(E)Management	49 (IV E)	YES

(F)Shareholders	49 (IV F)	YES

V.CEO/CFO Certification	49 (V)	YES

VI. Report on Corporate Governance	49 (VI)	YES

VII. Compliance	49 (VII)	YES

For Videsh Sanchar Nigam Limited

/s/ Satish Ranade
Satish Ranade
Company Secretary &
Chief Legal Officer